FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of April, 2004

API ELECTRONICS GROUP INC.

(Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated April 28, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: April 28, 2004	By:	/s/ Jason DeZwirek
Jason DeZwirek, Chairman of the Board, Executive V.P., Secretary and Director

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1–800–373–5393

ISSUER DETAILS				DATE OF REPORT

NAME OF ISSUER

API ELECTRONICS GROUP INC.		2004/02/29		2004/04/28

ISSUER ADDRESS 505 UNIVERSITY AVENUE, SUITE 1400

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

TORONTO	ON	M5G 1X3	416-593-4658	416-593-6543

CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.

JASON DEZWIREK		CHAIRMAN		416-593-6543

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

jason@kaboose.com		www.api-electronics.com`

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE ➢		PRINT FULL NAME		DATE SIGNED YY MM DD
“JASON DEZWIREK”		JASON DEZWIREK		2004 04 28

DIRECTOR’S SIGNATURE ➢		PRINT FULL NAME		DATE SIGNED YY MM DD

“PHILLIP DEZWIREK”		PHILLIP DEZWIREK		2004 04 28

SCHEDULE “A”

FINANCIAL INFORMATION

See attached unaudited consolidated financial statements of API Electronics Group Inc. (the “Company”) for the nine-months ended February 29, 2004.

SCHEDULE “B”

See attached unaudited consolidated financial statements of the Company for the nine-months ended February 29, 2004.

SCHEDULE “C”

Management’s Discussion and Analysis

Overview

API Electronics Group Inc. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. API Electronics, Inc. (“Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The Company is a leading supplier of defence electronic components to the U.S. Department of Defence and its subcontractors as well as having a strong commercial user base.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions. To this end, on May 31, 2002, API acquired all the outstanding shares of the privately-held “Filtran Group” (Filtran Inc. of Ogdensburg, New York; Filtran Limited, Canadian Dataplex Limited and Tactron Communications <Canada> Limited all of Nepean, Ontario, Canada). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The acquisition broadens API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities. In February 2003, the Company acquired certain assets (contracts in progress, inventory, machinery and equipment and intangibles) of TM Systems Inc. and commenced business as TM Systems II Inc. (“TM”). In business for over 30 years, TM supplies the defence sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The acquisition expands API’s core-military and defence-related electronics business. On April 13, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (Electronics, Filtran Group, and TM) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

Consolidated Results of Operations

Nine Months ended February 29, 2004 compared to February 28, 2003

Sales Revenue

The Company continued to record strong sales growth in nine months ended February 29, 2004. Revenues increased by 48.1% to $8,182,367 from the $5,523,823 posted in the nine months ended February 28, 2003. The growth during the period was attributed primarily to the February 2003-acquired TM with sales revenue in the amount of $2,231,833.

Cost of Goods Sold and Gross Margin

The cost of goods sold was 71.2% of sales in 2004 and a slight improvement over the 71.6% of sales posted in 2003. Accordingly, the gross margin for 2004 period was 28.8% and 28.4% for the 2003 period.

Selling Expenses

Selling expenses increased to $637,337 for the nine months ended February 29, 2004 from $472,380 for the nine months ended February 28, 2003. As a percentage of sales the 2004 selling expenses came in at 7.8% an improvement over the 8.6% posted in 2002.

General and Administrative Expenses

General and administrative expenses increased slightly to $1,177,568 for 2004 from $1,144,833 incurred during 2003. As a percentage of sales, the 2004 general and administration expenses were 14.4% and this was an improvement over the 20.7% posted in 2003.

Several components of general and administrative expenses saw increases in a few areas as a result of the February 6, 2003 acquisition of TM and the overall increase in sales revenue. The components that saw larger increases are as follows: Officers salaries - $238,961 (2003 - $120,929), rent and management fees - $146,298 (2003 - $28,616), office supplies and expense - $61,061 (2003 -$32,988) and professional fees - $230,438 (2003 - $170,662). These increases were offset by a substantial decrease in investor relations for period ending February 29, 2004 to $63,544 from $316,885 during the nine month period ending February 28, 2003. In the first few years as a public company, large expenditures on investor relations were considered critical to gain shareholder and investor awareness of the Company. While this continues to be important, expenditures in this area have been scaled back in 2004.

Amortization

Amortization increased to $670,492 during the nine months ended February 29, 2004 from the $276,047 amount for the nine months ended February 28, 2003. The increase resulted from the overall increase in the capital and intangible asset base arising from the acquisition of TM in February 2003.

Management continues to emphasize efficiencies and control of overheads. It is anticipated that TM’s operations will be fully integrated into Electronics’ state-of-the art facilities in fiscal 2004. This should provide savings in overhead and administrative costs. It is also anticipated that Islip’s operations will be integrated into those facilities in the near future.

Other Income and Expense

Other income during the quarter was $105,189 for the nine months ended February 29, 2004 compared to $108,335 for the nine months ended February 28, 2003.

Consolidated Results of Operations (continued)

Nine Months ended February 29, 2004 compared to February 28, 2003

Other expense relates to interest on long-term debt and the Company saw an increase from $69,870 in 2003 to $80,131 in 2004. The increase is attributed to higher debt levels in 2004.

Operating Income (Loss)

The Company posted operating income (loss) for the nine months ended February 29, 2004 of ($127,961) a substantial improvement over the operating loss of ($324,820) for the period ending February 28, 2003. For the three months ended February 29, 2004, the Company posted net operating income of $12,976 a substantial improvement over the operating loss of ($203,144) for the three month period ending February 28, 2003.

Net Income / Loss

The Company incurred a net loss for the nine months ended February 29, 2004 of $106,772($0.005/share) compared to a net loss of $289,224($0.018/share) for the nine months ended February 28, 2003.

Liquidity and Capital Resources

Summary

At February 29, 2004, the Company had cash reserves of $505,298 compared to $1,561,199 as at May 31, 2003. In addition, the Company had marketable securities of $2,187 at February 29, 2004(May 31, 2003 - $431,168). The reduction in cash and marketable securities was attributed primarily to the repayment of the Filtran and TM promissory notes which had balances of $1,098,418 and $1,475,652 respectively as at May 31, 2003.

At February 29, 2004 working capital totalled $3,247,156 compared to $2,195,522 at May 31, 2003. The current ratio at February 29, 2004 increased to 2.64:1 from the 1.46:1 ratio as at May 31, 2003. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 0.96:1 at February 29, 2004 – a slight increase from the 0.83:1 posted at May 31, 2003.

As at February 29, 2004, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 10.0% from $2,931,924 as at May 31, 2003 to $3,224,853 as at February 29, 2004. Accounts receivable decreased 18.2% from $1,619,487 as at May 31, 2003 to $1,324,827 as at February 29, 2004. Accounts payable increased 2.7% from $1,265,458 at May 31, 2003 to $1,299,190 as at February 29, 2004.

Long-term debt (current and long-term portion) decreased from $2,931,687 at May 31, 2003 to $219,592 at February 29, 2004 as a result of the repayments of the Filtran and TM promissory note which were due during the quarter and are now repaid in full.

As a result of the two promissory note repayments, the debt to equity ratio (current & long-term debt to shareholder’s equity) improved to 0.025 as at February 29, 2004 compared to 0.35 as at May 31. 2003.

Consolidated Results of Operations (continued)

Nine Months ended February 29, 2004 compared to February 28, 2003

Total assets decreased to $11,176,051 at February 29. 2004 from $13,495,221 as at May 31, 2003. This was attributed to the repayment of the Filtran and TM promissory notes from the Company’s cash and equivalents on hand.

Cash Flow

Cash generated (used) in operating activities increased to $584,628 for the nine months ended February 29, 2004 compared to $(503,081) for the nine months ended February 28, 2003. This was attributed to higher cash and cash equivalents generated by operations and reduced investments in non-cash working capital.

The major source of cash in 2004 was provided through the issue of common shares upon the exercise of warrants in the amount of $570,000, proceeds on sale of land and building of $108,186, proceeds on sale of marketable securities in the amount of $476,004, and bank indebtedness advances of $45,000.

The major source of cash in 2003 was provided through the issue of common shares in the amount of $4,065,000 following a June 2002 private placement, and long-term debt advances of $469,586.

The major use of cash during 2004 was the purchase of capital assets in the amount of $168,788 and the repayment of long-term debt in the amount of $2,673,908.

The major use of cash in 2003 was the purchase of capital assets of 348,289, the purchase of marketable securities in the amount of $263,670, bank indebtedness repayments of $284,488, and the TM business acquisition in the amount of $3,022,263.

Financings

During the period, 950,000 warrants were exercised @ $0.60 per warrant for total proceeds of $570,000. There were no other financings during the nine months ended February 29, 2004.

Subsequent Events

On April 13, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. Under the terms of the all cash deal, the Company purchased Islip’s inventory, specific contracts, machinery and equipment, product rights and specifications, and trade name.

Risks

The Company is exposed to a variety of risks in its business. These include operational, currency, foreign operations, credit, and interest rate. Steps have been taken in all areas to mitigate these risks.

API Electronics Group Inc.

Consolidated Interim Financial Statements

Third Quarter

For the nine month period ended February 29, 2004

(Expressed in US Dollars)

(Unaudited)

API Electronics Group Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

	February 29 2004	May 31 2003
	(unaudited)	(audited)
Assets
Current
Cash and cash equivalents	$505,298	$1,561,199
Marketable securities (Note 2)	2,187	431,168
Accounts receivable	1,324,827	1,619,487
Unbilled revenue	80,978	324,078
Inventories (Note 3)	3,224,853	2,931,924
Prepaid expenses	92,110	61,988

	5,230,253	6,929,844
Capital assets (Note 4)	3,042,574	3,275,979
Goodwill	918,529	918,529
Intangible assets (Note 5)	1,984,695	2,370,869

	$11,176,051	$13,495,221

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 6)	$45,000	$—
Accounts payable	1,299,190	1,265,458
Deferred revenue	483,468	661,406
Future income tax liability (Note 8)	108,000	108,000
Current portion of long-term debt (Note 7)	47,439	2,699,458

	1,983,097	4,734,322
Future income tax liability (Note 8)	247,727	248,000
Long term debt (Note 7)	172,153	232,229

	2,402,977	5,214,551

Shareholders’ equity
Share capital (Note 9)	9,314,507	8,744,507
Paid in capital	770,790	770,790
Cumulative foreign exchange translation adjustment	281,790	252,614
Deficit	(1,594,013)	(1,487,241)

	8,773,074	8,280,670

	$11,176,051	$13,495,221

On behalf of the Board:

“JASON DEZWIREK”
“PHILLIP DEZWIREK”

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Interim Statement of Operations

and Retained Earnings (Deficit)

(Unaudited)

(Expressed in US$)

	Nine Months Ended February 29		Three Months Ended February 29
	2004	2003	2004	2003
Sales	$8,182,367	$5,523,823	$2,861,572	$2,079,512
Cost of sales (exclusive of items shown separately below)	5,824,931	3,955,383	2,057,364	1,474,066

Gross profit	2,357,436	1,568,440	804,208	605,446
Expenses
Selling expenses	637,337	472,380	229,762	180,221
General and administrative	1,177,568	1,144,833	292,831	539,133
Amortization	670,492	276,047	268,639	89,236

	2,485,397	1,893,260	791,232	808,590

Operating Income	(127,961)	(324,820)	12,976	(203,144)

Other (Income)
Expenses
Other income	(105,189)	(108,335)	(3,331)	(39,057)
Interest expense	80,131	69,870	25,884	9,921

	(25,058)	(38,465)	22,553	(29,136)

Income (loss) before income taxes	(102,903)	(286,355)	(9,577)	(174,008)
Income taxes	3,869	2,869	2,869	2,869

Net income (loss)	(106,772)	(289,224)	(12,446)	(176,877)
Retained earnings (deficit), beginning of period	(1,487,241)	(938,226)	(1,581,567)	(1,050,573)

Deficit, end of period	$(1,594,013)	$(1,227,450)	$(1,594,013)	$(1,227,450)

Earning (loss) per share – basic	$(0.005)	$(0.018)	$(0.001)	$(0.011)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in US$)

	Nine Months Ended February 29		Three Months Ended February 29
	2004	2003	2004	2003
Cash provided by (used in)
Operating activities
Net income (loss) for the period	$(106,772)	$(289,224)	$(12,446)	$(176,877)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	670,492	276,047	268,639	89,236
Gain on settlement of debt	(39,000)	—	—	—
Gain on sale of marketable securities	(47,695)	—	(5,827)	—
Loss on sale of land and building	16,243	—	—	—
Net change in non-cash working capital balances (Note 10)	91,360	(489,904)	(396,680)	(321,259)

	584,628	(503,081)	(146,314)	(408,900)

Investing activities
Business acquisition	—	(3,022,263)	—	(3,022,263)
Purchase of capital assets	(168,788)	(348,289)	(82,203)	55,523)
Proceeds on sale of land and building	108,186	—	—	—
Proceeds on sale of marketable securities	476,004	—	184,393	—
Purchase of marketable securities	—	(263,670)	—	(11,943)

	415,402	(3,634,222)	102,190	(3,089,729)

Financing activities
Issue of share capital	570,000	4,065,000	—	2,890,000
Bank indebtedness advances (repayments)	45,000	(284,488)	(30,000)	—
Long-term debt repayments	(2,673,908)	469,586	(2,610,654)	1,535,520

	(2,058,908)	4,250,098	(2,640,654)	4,425,520

Foreign exchange gain (loss) on cash held in foreign currency	2,977	1,575	(3,119)	2,173

Net increase (decrease) in cash	(1,055,901)	114,370	(2,687,897)	929,064
Cash, beginning of period	1,561,199	1,408,637	3,193,195	593,943

Cash, end of period	$505,298	$1,523,007	$505,298	$1,523,007

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

Nature of Business	API Electronics Group Inc.’s (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions and Name Changes	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. Filtran USA, Filtran Canada, CDL, TCCL are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1 (a) to the financial statements.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company. The business combination, which has been accounted for using the purchase method, is described in Note 1(b) to the financial statements.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labour and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following years:

Buildings	20 years
Computer equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years
Machinery and equipment	Ranging from 5 to 10 years
Vehicles	3 years
Website development	3 years

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

Goodwill	Effective April 1, 2001, the Company adopted the CICA handbook section 3062 “Goodwill and Other Intangible Assets”. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of February 29, 2004.

Intangible Assets	Intangible assets that have a finite life are amortized using the straight-line basis over the following period:

	Non-compete agreements	5 years
	Customer contracts	5 years

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the year.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

API Electronics Group Inc.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Stock-Based Compensation Plans	The Company has a stock-based compensation plan that is described in Note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees and directors. Any consideration paid on the exercise of options or purchase of stock is credited to share capital.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

As at February 29, 2004 there were no significant differences between the carrying amounts and the fair values of the Company’s financial instruments unless otherwise noted.

Cash and Cash equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

1(a)	Business Acquisition

On May 31, 2002, the Company acquired all of the issued and outstanding shares of the Filtran Group of companies for $2,996,547 (Cdn $4,100,000). The purchase price was satisfied through payment of cash in the amount of $1,042,277 and a promissory note given in the amount of $1,954,270 (Cdn $3,000,000). Also incurred were professional fees in connection with the acquisition in the amount of $327,065 giving a total acquisition cost of $3,323,612.

The business combination was accounted for using the purchase method, whereby the fair market values of the net assets of the Filtran Group are reflected in the Company’s balance sheet as at May 31, 2002.

The net assets acquired at fair value, as at May 31, 2002 are as follows:

Cash	$101,623
Current assets	1,204,202
Capital assets	1,984,492
Current liabilities	(507,256)
Long-term liabilities	(217,690)
Future income tax liabilities	(530,000)

Fair value of tangible net assets	2,035,371
Non-compete agreement	325,712
Goodwill	962,529

Total cost of acquisition	$3,323,612

(b)	Incorporation and Asset Purchase

On May 23, 2002, the Company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003, “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. The purchase price was satisfied through payment of cash in the amount of $1,500,000 and a promissory note given in the amount of $1,475,652 with interest of 1.65% per annum and payable on or before February 6, 2004. Also incurred were professional fees in connection with the acquisition in the amount of $21,958 giving a total acquisition cost of $2,997,610.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

1(b)	Incorporation and Asset Purchase (continued)

The assets acquired at fair value, as at February 6, 2003 are as follows:

Capital assets	$25,120
Inventory - parts and supplies	288,009
Inventory - work in progress	468,697

Fair value of tangible net assets	781,826
Customer contracts	1,715,784
Non-compete agreement	500,000

Net assets acquired	$2,997,610

If the aggregate of gross orders that TM II ships, invoices and any advance payment that TM II receives, falls below $3,000,000 for the period from February 6, 2003 to December 31, 2003, the promissory note will be adjusted by a percentage reduction equal to the percentage shortfall. As at February 29, 2004, the above $3,000,000 milestone was met and there was no adjustment to the promissory note

TM II is required to pay an additional 10% of gross revenue for certain contracts specified in the asset purchase agreement.

2.	Marketable Securities

	February 29 2004	May 31 2003
Shares in venture issues	$2,187	$2,139
Income trust units	—	186,632

Short-term company paper and bonds (maturity less than one year)	—	242,397

	$2,187	$431,168

3.	Inventories

	February 29 2004	May 31 2003
Inventory as at February 29, 2004 was estimated based upon gross margin percentage	$3,224,853	$2,931,924

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

(Unaudited)

February 29, 2004 and 2003

4.	Capital Assets

	February 29, 2004
	Cost	Accumulated Amortization	Net Book Value
Land	$411,892	$—	$411,892
Buildings	2,243,062	396,931	1,846,131
Computer equipment	90,821	49,986	40,835
Computer software	140,321	78,519	61,802
Furniture and fixtures	79,958	31,848	48,110
Machinery and equipment	1,857,159	1,250,081	607,078
Vehicles	25,150	6,130	19,020
Web site development costs	30,826	23,120	7,706

	$4,879,189	$1,836,615	$3,042,574

	May 31, 2003
	Cost	Accumulated Amortization	Net Book Value
Land	$423,985	$—	$423,985
Buildings	2,279,785	306,224	1,973,561
Computer equipment	77,255	34,009	43,246
Computer software	101,326	47,091	54,235
Furniture and fixtures	71,017	20,751	50,266
Machinery and equipment	1,779,892	1,083,418	696,474
Vehicles	24,259	5,679	18,580
Web site development costs	30,826	15,194	15,632

	$4,788,345	$1,512,366	$3,275,979

Included in machinery and equipment is $158,774 (May 31, 2003 - $158,774) of property held under capital leases. Depreciation and amortization expense amounted to $670,492 (2003 - $276,047). Of this amount $155,038 (2003 - $109,158) was included in cost of sales.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

5.	Intangible Assets

	February 29 2004	May 31 2003
Non-compete agreements	$858,712	$858,712
Less: Accumulated amortization	(225,199)	(96,392)
Customer contracts (Note 1(c))	1,715,784	1,715,784
Less: Accumulated amortization	(364,602)	(107,235)

	$1,984,695	$2,370,869

6.	Bank Indebtedness

The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $250,000. API Electronics has borrowed $45,000 (May 31, 2003 - $Nil) against this line of credit as at February 29, 2004. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s wholly owned subsidiary, Filtran Canada is currently negotiating a line of credit of Cdn $1,000,000 (approx. US$732,000)).

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

7. Long-term Debt

	February 29 2004	May 31 2003
Promissory note payable to former shareholders of the Filtran Group, secured by a collateral mortgage on real property registered in Ontario and the issued and outstanding shares of the Filtran Group, repayable May 31, 2004 plus interest at 5% per annum	$—	$1,098,418

Promissory note payable in connection with the acquisition of assets of TM Systems, due February 6, 2004 with an interest rate of 1.65% per annum, secured by the assets of TM Systems II Inc.	—	1,475,652

Bank term loan, secured by machinery and equipment, repayable in monthly instalments of $1,565 plus interest at prime plus 2%	37,358	47,400

Loan payable, unsecured and non-interest bearing	—	39,000

Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,812 at interest rates of 7.00% and 8.75%	73,964	138,489

Various equipment capital leases, with monthly lease payments of $3,545 including interest at approximately 9%, secured by the leased assets	108,270	132,112

Due to shareholder, non-interest bearing with no specific terms of repayment	—	616

	219,592	2,931,687
Less: Current portion	47,439	2,699,458

	$172,153	$232,229

The long-term debt repayable over the next five fiscal years is as follows:

2004 (3 months)	$172,153
2005	86,266
2006	80,531
2007	28,724
2008	—

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

8.	Income Taxes

The significant components of future income tax assets consist of the following as at May 31, 2003:

May 31 2003
Future income tax assets
Loss carry forwards	$624,000
Other	15,000
Marketable securities	77,000
Capital assets	184,000

900,000

Future income tax liabilities
Capital assets	(381,000)
Non-compete agreement	(47,000)
Inventory	(108,000)
Unrealized foreign exchange gain	(117,000)

(653,000)

Valuation allowance	(608,000)

$(356,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 37.79% (May 31, 2002 - 40.29%) for federal and provincial taxes is as follows:

Net loss	$(590,428)

Recovery of income tax at statutory rates	$(223,000)
Increase in taxes resulting from:
Non-deductible items and other	(33,413)
Tax reassessment 1998	—
Change in valuation allowance	215,000

Provision for income taxes – May 31, 2003	$(41,413)

The Company and its subsidiaries have non-capital losses of approximately $1,971,000 to apply against future taxable income. These losses will expire as follows: $599,000 in 2008 and $1,372,000 in 2010.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

9.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2002	14,903,814	$4,642,007
Shares issued upon private placement - June 2002	500,000	1,175,000
Shares issued upon exercise of stock options	200,000	120,000
Shares issued upon private placement - February 2003	6,925,000	2,770,000
Shares issued upon exercise of warrants	62,500	37,500

Balance at May 31, 2003	22,591,314	8,744,507
Shares issued upon exercise of warrants	950,000	570,000

Balance at February 29, 2004	23,541,314	$9,314,507

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at February 29, 2004 the following Warrants are outstanding and exercisable:

Number Outstanding	Share for Warrants	Exercise Price	Expiry Date
1,649,579	1 for 1	0.45	February 28, 2005
1,649,579	1 for 1	0.75	August 30, 2005
500,000	1 for 1	3.00	June 30, 2004
2,450,000	1 for 1	0.60	February 28, 2005

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2002	3,525,825
Issued:
- Re: Private Placement - June 2002	500,000
- Re: Private Placement - February 2003	3,462,500
Exercised:
- Re: Private Placement - February 2003	(62,500)
Expired:
- Re: Advisory services	(226,667)

Warrants outstanding, May 31, 2003	7,199,158
Exercised:
- Re: Private Placement – February 2003	(950,000)

Warrants outstanding, February 29, 2004	6,249,158

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

9.	Share Capital (continued)

(d)	Stock Options:

As at February 29, 2004 the following options are exercisable and outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	50,000	$0.45	August 31, 2006
Directors	50,000	$0.75	August 31, 2006
Directors	4,400,000	$0.60	January 8, 2009

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2002	325,000	$0.73
Cancelled: - February 2003	(25,000)	(2.35)
Exercised:- December 2002	(100,000)	(0.45)
- January 2003	(100,000)	(0.75)

Options outstanding, May 31, 2003	100,000	0.60
Issued: - January 2004	4,400,000	0.60

Options outstanding, February 29, 2004	4,500,000	$0.60

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Nine Months ended		Three Months ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Accounts receivable	$307,289	$(317,676)	$(154,638)	$(204,928)
Inventory	(274,000)	(422,668)	3,745	(178,166)
Unbilled revenue	243,100	—	17,340	—
Prepaid expenses	(28,951)	(47,924)	(10,985)	(59,784)
Accounts payable	21,860	298,364	113,133	121,619
Deferred revenue	(177,938)	—	(365,275)	—

	$91,360	$(489,904)	$(396,680)	$(321,259)

(b)	Supplemental Cash Flow Information

	Nine Months ended		Three Months ended
	February 29, 2004	February 28, 2003	February 29, 2004	February 28, 2003
Cash paid for interest	$80,131	$69,870	$25,884	$9,921

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

11.	Related Party Transactions

Included in general and administrative expenses are consulting fees of $35,803 (2003 - $30,896) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $126,963 (2003 - $Nil) paid to a company in which two of the directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

12.	Per Share Data

The weighted average number of shares issued and outstanding for the period ended February 29, 2004 was 23,066,314 (2003 - 15,844,091).

The effect of the exercise of outstanding options and warrants would be anti-dilutive.

13.	Economic Dependence

Accounts receivable consist principally of amounts due from the US Department of Defence, US Department of Defence subcontractors, and commercial/industrial users.

Although, the U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue, management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

14.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of February 29, 2004.

2004 (3 months)	$5,766
2005	22,243
2006	9,889

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended February 29, 2004, the Company incurred $1,812 (2003 - $7,582) as its obligation under the terms of the plan. Of this amount $1,812 (2003 - $7,582) has been charged to general and administrative expenses.

15.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

API Electronics Group Inc.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

(Unaudited)

February 29, 2004 and 2003

16.	Subsequent Events

(a) On April 13, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. Under the terms of the all cash deal, the Company purchased Islip’s inventory, specific contracts, machinery and equipment, product rights and specifications, and trade name.

(b) On March 31, 2004, 300,000 warrants were exercised at $0.45 for total gross proceeds of $135,000. The proceeds will be used for general working capital purposes.